SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2017 Interim Results Announcement for the Six Months Ended 30 June 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 24, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

2017 Interim Results Announcement For the Six Months Ended 30 June 2017

1.	IMPORTANT MESSAGE

1.1	This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”) for the six months ended 30 June 2017 (the “Reporting Period”) is extracted from the full text of the 2017 interim report. For detailed content, investors are advised to read the full text of the 2017 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares:	Stock Exchange Listing	Shanghai Stock Exchange
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	600688

H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	00338

American Depository Receipts (“ADR”):	Stock Exchange Listing Stock Code	New York Stock Exchange SHI

	Secretary to the Board	Securities Affairs Representative

Name	Guo Xiaojun	Wu Yuhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”)
Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	wuyh@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

	Unit: RMB’000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	43,106,950	36,993,191	16.53
Total profit	3,251,226	4,050,004	-19.72
Net profit attributable to equity shareholders of the Company	2,575,479	3,096,675	-16.83
Net profit attributable to equity shareholders of the Company excluding non-recurring items	2,571,583	3,117,585	-17.52
Net cash generated from operating activities	2,358,780	4,645,024	-49.22

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	24,655,092	24,750,048	-0.38
Total assets	37,301,664	34,123,693	9.31

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.238	0.287	-17.07
Diluted earnings per share (RMB/Share)	0.238	0.287	-17.07
Basic earnings per share excluding non-recurring items (RMB/Share)	0.238	0.289	-17.65
Return on net assets (weighted average) (%)*	9.821	14.465	Decreased by 4.644 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)*	9.805	14.555	Decreased by 4.75 percentage points

* The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

		Unit: RMB’000

	Net profit attributable to equity shareholders of the Company		Net assets attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	2,575,479	3,096,675	24,655,092	24,750,048
Prepared under IFRS	2,598,499	3,148,609	24,628,014	24,721,965

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2017 interim report.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’000

Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-5,130
Employee reduction expenses	-8,806
Government grants recorded in current period’s profit and loss (excluding government grants pursuant to the State’s unified standard sum or quota to closely related corporate business)	30,548
Income from external entrusted loans	694
Other non-operating income and expenses other than those mentioned above	-10,830
Effect attributable to minority interests (after tax)	-1,041
Income tax effect	-1,539

Total	3,896

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	107,178

Unit: Shares

Shareholding of the top ten shareholders

						Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Increase/ decrease of shareholding during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Percentage of shareholding (%)	Number of trading restricted shares held (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.56	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	331,000	3,455,297,321	31.99	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	153,956,949	486,060,039	4.50	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
China Life Insurance Company Limited-Dividend-Individual- Dividend-005L-FH002 Shanghai	A shares	–593,473	31,978,667	0.30	0	None	0	Others
Shanghai Kangli Industry and Trade Co., Ltd	A shares	0	22,375,300	0.21	0	None	0	Others
Bank of China Limited – China New Economy Flexible Allocation Hybrid Start-up Securities Investment Fund	A shares	0	19,645,656	0.18	0	None	0	Others
Abu Dhabi Investment Authority	A shares	–583,020	18,172,619	0.17	0	None	0	Others
NSSF Combination 412	A shares	1,913,800	15,499,197	0.14	0	None	0	Others
Bank of China Limited – Huatai Pinebridge Quantitative Index Enhanced Equity Securities Investment Fund	A shares	Unknown	14,324,939	0.13	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

2.3	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2017, so far as was known to the directors (the “Directors”) and chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company) (excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”), in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under Section 336 of the SFO are as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Promoter legal person shares		50.56	74.74	Beneficial owner
BlackRock, Inc.	242,638,937 H shares (L)	(1)	2.25	6.94	Interest of controlled corporation
	1,136,000 H shares (S)	(2)	0.01	0.03	Interest of controlled corporation
Corn Capital Company Ltd	187,478,000 H shares (L)	(3)	1.74	5.36	Beneficial owner
Qian Liying	187,478,000 H shares (L)	(3)	1.74	5.36	Interest of controlled corporation

(L): Long position; (S): Short position

Notes:

(1)	Of the H shares (long position) held by BlackRock, Inc., 5,692,400 H shares (long position) were held through cash settled unlisted derivatives.
(2)	Of the H shares (short position) held by BlackRock, Inc., 934,000 H shares (short position) were held through cash settled unlisted derivatives.
(3)	These shares were held by Corn Capital Company Ltd. Qian Liying held 70% interests in Corn Capital Company Ltd. Pursuant to the SFO, Qian Liying was deemed to be interested in the shares held by Corn Capital Company Ltd.
(4)	Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation (“Sinopec Group”) directly and indirectly owns 71.32% of the issued share capital of Sinopec Corp. as at 30 June 2017. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

Save as disclosed above, as at 30 June 2017, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) that he or she had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2017, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) set out in Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) are as follows:

Interests in underlying shares of the Company

Name	Position held	Number of underlying shares held pursuant to A share options under the Share Option Incentive Scheme (shares)	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
Wang Zhiqing	Executive Director, Chairman and President	500,000 (L)	0.005	0.007	Beneficial owner
Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000 (L)	0.005	0.007	Beneficial owner
Jin Qiang	Executive Director and Vice President	430,000 (L)	0.004	0.006	Beneficial owner
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	430,000 (L)	0.004	0.006	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2017 interim report. Unless otherwise specified, certain financial data involved interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

The first half of 2017 saw continuation of a moderate recovery in the global economy, and there was a temporary relief of the previous political uncertainty. The easing monetary policies have promoted more rapid growth, while higher global commodity prices have stimulated both international trade and demand. Consequently, the economies of both developed and emerging economies have improved. While the Chinese economy continued to fluctuate within a reasonable range, there were evident signs of a steady economic development. Particularly, economic growth rate remained stable and a GDP (gross domestic product) growth of 6.9% was recorded in the first half of the year, representing an increase of 0.2 percentage point as compared to the same period of last year. The overall economic operations of the petrochemical industry in the PRC was good. After continuous adjustments over the last few years, the supply and demand structure has improved and development capacity and standards have been strengthened, resulting in a restorative growth. However, problems such as market volatility, weak investment sentiment, increased pressure on external trades and costs rebounding at a faster pace, continued to exist.

The Group made substantial efforts in maintaining stable operations of its equipment, optimizing production and operations, reducing costs and expenses and expanding market share in the first half of 2017. These efforts served to ensure the safety and stability of the enterprise, sound operations in its production, and successful completion of facility overhaul and revamp. As the Group started the equipment overhaul in the first half of the year, there was a reduction in the volume of crude oil processed and a corresponding decrease in the amount of products. Meanwhile, prices of raw material, refined oil and petrochemical products increased significantly compared to the same period of last year. A growth in sales was recorded during the Reporting Period. For the six months ended 30 June 2017, the Group’s turnover reached RMB43,081.4 million, an increase of RMB6,112.9 million, representing an increase of 16.54% as compared to the same period of last year. The profit before tax was RMB3,274.2 million (profit before tax for the same period of last year was RMB4,101.9 million), representing a decrease of RMB827.7 million from the same period of last year. Profit after tax and non-controlling shareholder interests was RMB2,598.5 million (profit for the same period of last year was RMB3,148.6 million), representing a decrease of RMB550.1 million from the same period of last year.

In the first half of 2017, the total production volume of the Group reached 6,095,400 tons, representing a year-on-year decrease of 6.38%. From January to June, the Group processed 6,804,200 tons of crude oil (including 1,148,900 tons of crude oil processed on a sub-contract basis), representing a year-on-year decrease of 7.48%. The production volume of refined oil products in total reached 4,064,500 tons, representing a year-on-year decrease of 8.40%. Among these, the output of gasoline was 1,516,600 tons, representing a year-on-year decrease of 2.94%; the diesel output was 1,806,000 tons, representing a year-on-year decrease of 11.42%; and the jet fuel output was 741,900 tons, representing a year-on-year decrease of 11.23%. The Group produced 355,400 tons of ethylene and 284,800 tons of paraxylene, representing a year-on-year decrease of 14.32% and 13.91%, respectively. The Group also produced 465,000 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year decrease of 11.80%; 321,600 tons of synthetic fibre monomers, representing a year-on-year decrease of 3.51%; 200,900 tons of synthetic fibre polymers, representing a year-on-year decrease of 7.63%; and 95,700 tons of synthetic fibres, representing a year-on-year decrease of 13.32%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.19% and 100%, respectively.

The Group achieved progress in health, safety and environmental protection (“HSE”) and ensured all equipment were operating steadily. During the first half of 2017, the Group strictly implemented the HSE accountability system at all levels and strengthened the specific performance evaluation in terms of HSE management. Source management was strengthened for environmental protection and source management of oil sewage has begun on a pilot basis. With consistent efforts in promoting comprehensive environmental controls, the total emission of various pollutants continued to show a downward trend. While the compliance rate for sewage emission has reached 100%, the total emission of Chemical Oxygen Demand (“COD”), ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 4.78%, 15.40%, 31.24% and 18.24%, respectively, compared with the same period of last year. Moreover, the Group has strengthened management over its operations and production as well as the management and appraisal over unscheduled supensions. As a result, the frequency and durations of unscheduled supensions have decreased by 60.00% and 72.97%, respectively, compared with the same period of last year. The Group’s equipment maintained stable operation as a whole. Out of the 80 key technical and economic indicators covered in the assessment, 39 of them achieved a better performance than last year, representing a year-on-year improvement rate of 48.75%, while 24 of them reached the advanced industry level, representing an industry advance ratio of 30.00%. The Group successfully completed the equipment overhaul in the second quarter, where substantial improvement and revamp were made to the No. 3 atmospheric and vacuum distillation series and the old ethylene plant. At present, all equipment that underwent overhaul are operating normally and steadily.

The Group further implemented optimization of production and operations as well as reduction of costs and expenses. During the first half of 2017, the Group continued to adhere to the profit forecast mechanism of dynamic optimization. Based on the profit forecast, the Group adjusted the equipment workload, the configuration of raw materials and products, and the processing workflow to maximize profitability. By optimizing the operations of catalyst facilities and outsourcing the processing of low octane gasoline components, the Group has improved the blending process of gasoline, as well as increased gasoline output and proportion of high-grade gasoline. The aggregate diesel to gasoline ratio was 1.19:1 (2016: 1.35:1), representing a further reduction of 0.16 as compared to the whole year last year. Besides, the Group has also optimized the raw material configuration of ethylene cracking and reduced the cost of ethylene raw materials by optimizing the desulphurization and sweetening process of liquefied light hydrocarbon, and the direct delivery of medium pressure hydrogenated heavy Naphtha to pre-hydrogenation facility. As part of its ongoing reduction of costs and expenses, the Group continued to make vigorous efforts in controls and assessment over costs on catalysts, additives and solvents, and implemented a cost control accountability system on a departmental basis. The Group also fully utilized its indirectly owned subsidiary Shanghai Jinmao International Trading Company Ltd. (“Jinmao International”) as a platform to develop offshore trading and reduce costs of foreign exchange settlement and sales. In the first half of the year, operation volume reached 1,003,100 tons, representing a year-on-year increase of 48.50%.

The Group made progress in project construction, technological development and digitalization. During the first half of 2017, we further improved the Company’s industrial development under the “13th Five-Year Plan” and continued advancing progress of projects such as the 300,000 tons/year alkylation plant and revamps in thermal power cogeneration with ultra low emission and energy saving project. The Group also actively implemented environmental management projects, including completion and operational commencement of several projects, such as the revamp of No. 3 and No. 4 sulfur recovery units for compliant exhaust emission, the compliant emission of No. 2 boiler of the thermal power division, which have made outstanding achievements in emission reduction. The Group also actively worked with Jiaxing government to synchronize with the construction of Shanghai demonstration area. Combined with the construction of “G60 Science and Innovation Corridor”, the Group was actively seeking cooperation opportunities in the area around Ping Hu City and signed cooperation memorandum with Ping Hu New Material Industry Park. Besides, the Group also accelerated development of the integrated technology of PAN (Polyacrylonitrile) based carbon fibre, development of large tow fibre precursor technology and the research and development of high performance carbon fibre product series. The Group has also put efforts in research and development (“R&D”) projects, such as the technology for industrialization and product development of specialized materials for high performance bimodal HDPE (high-density polyethylene) pipelines. In the first half of the year, the Group developed and manufactured 129,400 tons of new products and 345,400 tons of new synthetic resins products and specialized polyolefin materials, with a differentiation rate for synthetic fibres at 87.55%. The Group also submitted 19 patent applications and obtained 15 patent rights. Moreover, the Group accelerated the promotion of its in-depth “digitalization and industrialization”, and its operation management system and customer service information system have passed inspection and acceptance procedure.

To further enhance corporate governance, the Group took proactive measures in the first half of the year to optimize its corporate governance structure, the R&D system and mechanism, and the talent development system. The Group also streamlined the organizational structure through adjusting and optimizing its entities with a view to steadily enhancing the Group’s operational efficiency. A pilot system has been established to optimize talent development system and to improve the employee performance evaluation system, thereby developing channels for flexible talent recruitment and development. To control the total number of employees, the Group promoted the outsourcing of its business projects.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2017			2016
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	90.7	1,032.0	2.8	105.1	966.1	3.1
Resins and plastics	591.7	4,689.2	12.7	664.7	4,609.8	15.0
Intermediate petrochemicals	882.6	4,722.2	12.7	1,016.7	4,105.7	13.3
Petroleum products	3,955.9	14,270.1	38.5	4,100.2	11,669.6	37.9
Trading of petrochemical products	—	11,941.7	32.2	—	9,003.3	29.2
Others	—	420.9	1.1	—	427.8	1.5

Total	5,520.9	37,076.1	100.0	5,886.7	30,782.3	100.0

In the first half of 2017, net sales of the Group amounted to RMB37,076.1 million, representing an increase of 20.45% over the same period of last year. Among which, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 6.82%, 1.72%, 15.02%, 22.28% and 32.64%, respectively. The increase in net sales of products was mainly due to a general increase in the unit prices of products during the Reporting Period as compared to the same period of last year. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinmao International, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” decreased by 1.64% over the same period of last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis as compared to the same period of last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2017, the Group’s cost of sales increased by 27.79% year-on-year to RMB34,266.0 million, representing 92.42% of total net sales.

The Group’s main raw material is crude oil. The global crude oil prices showed a stable but declining pattern in the first half of 2017. Crude oil prices maintained at US$50-60/barrel in January to May, then prices showed signs of decline from June. In the first half of 2017, the highest and lowest closing prices of Brent crude oil futures were US$57.10/barrel and US$44.82/ barrel, respectively, and the half-year average price was approximately US$52.74/barrel, representing a year-on-year increase of 33.18%. The highest and lowest closing prices of West Texas Intermediate crude oil futures were US$54.45/barrel and US$42.53/barrel, respectively, and the half-year average price was approximately US$50.05/barrel, representing a year-on-year increase of 26.55%. The highest and lowest closing prices of Dubai crude oil futures were US$58.55/barrel and US$43.55/barrel, respectively, and the half-year average price was approximately US$52.13/barrel, representing a year-on-year increase of 40.66%.

In the first half of 2017, the average unit cost of crude oil processed by the Group (for its own account) was RMB2,653.83/ton, representing an increase of RMB908.59/ton over the same period last year, or an increase of 52.06%. The Group processed a total of 5,655,300 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 381,900 tons over the same period last year. Taken together, the total costs of processed crude oil increased by RMB4,472 million. Processing costs decreased by RMB666 million due to a decrease in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB5,138 million. In the first half of 2017, the Group’s cost of crude oil accounted for 43.80% of the total cost of sales.

In the first half of 2017, the Group’s cost for other ancillary materials amounted to RMB4,136.2 million, which is basically the same as that of same period of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 2.07% year-on-year to RMB918.5 million and RMB751.6 million, respectively, mainly due to the decrease in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 20.26% year-on-year, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses increased by 19.24% year-on-year to RMB998 million during the Reporting Period, mainly due to the increase in the unit purchase price of coal.

In the first half of 2017, sales and administrative expenses of the Group amounted to RMB237.6 million, representing a decrease of 6.53% as compared with RMB254.2 million over the same period last year. This was mainly due to the decrease in transportation and loading fees during the Reporting Period.

In the first half of 2017, other operating income of the Group amounted to RMB53.5 million, representing an increase of RMB19.0 million over the same period last year. This was mainly due to an increase in government subsidy during the Reporting Period.

In the first half of 2017, the Group’s net finance income amounted to RMB95.9 million, compared to RMB7.0 million in net finance income over the same period last year. This was mainly due to a significant increase in interest income during the Reporting Period.

In the first half of 2017, the Group’s profit after tax and non-controlling shareholder interests was RMB2,598.5 million, representing a decrease of RMB550.1 million as compared with RMB3,148.6 million over the same period last year.

Liquidity and Capital Resources

The Group’s net cash inflow generated from operating activities amounted to RMB2,350.2 million in the first half of 2017 as compared to a net cash inflow of RMB4,613.4 million over the same period last year, which was mainly due to profit before tax during the Reporting Period amounted to RMB3,274.2 million (profit before tax of the same period of last year was RMB4,101.9 million).

In the first half of 2017, the Group’s net cash generated from investing activities amounted to RMB111.0 million as compared to a net cash used of RMB5.9 million over the same period last year. This was primarily attributable to a year-on-year increase in the dividends received by the Group from joint ventures and associate companies during the Reporting Period, resulting in an increase of RMB258.8 million in net cash generated from investing activities.

In the first half of 2017, the Group’s net cash generated from financing activities amounted to RMB63.4 million, compared to a net cash used of RMB1,235.9 million over the same period last year, primarily attributable to the decrease of RMB3,040.3 million in cash paid by the Group for loan repayment during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there is no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2017, the Group’s total borrowings increased by RMB67.0 million to RMB613.4 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB67.0 million. As at 30 June 2017, the total borrowings of the Group at fixed interest rates amounted to RMB500 million.

Capital Expenditures

In the first half of 2017, the Group’s capital expenditures amounted to RMB398 million, mainly attributable to the implementation of various projects, including management of latent hazards of refined oil pipelines connecting Sinopec Shanghai to Chenshan, the transformation of sulfur recovery equipment for compliance with the standard for exhaust emission, the recycling project of oil tank and railway bridge of the Storage Division, the transformation of cogeneration unit for compliance with the emission standard, the transformation of No. 2 olefin cracking burner for low nitrogen burning and the closed rectification project of the fuel yard of the Thermal Power Division.

In the second half of 2017, the Group plans to complete the transformation of sulfur recovery equipment for compliance with the standard for exhaust emission, the recycling project of oil tank and railway bridge of the Storage Division, the transformation of cogeneration unit for compliance with the emission standard, the transformation of No. 2 olefin cracking burner for low nitrogen burning and the closed rectification project of the fuel yard of Thermal Power Division. The Group also plans to start the 300,000 tons/year alkylation plant project, the closed de-coking environmental governance project No. 2 of delayed coking equipment and the transformation of No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division. The Group’s planned capital expenditures would be funded from the resources including cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2017, the Group’s gearing ratio was 32.91% (As at 30 June 2016: 30.20%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2017, the total number of enrolled employees of the Group was 10,721, among which the number of production staff was 6,398, the number of sales, financial and other staff was 3,179 and the number of administrative staff was 1,144. 51.49% of the Group’s employees were college graduates or above. In the first half of 2017, the total employee’s remuneration and benefits paid by the Group amounted to RMB1,204,364,000.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state- managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2017 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2016 annual report.

Market Outlook and Work Plans for the Second Half of the Year

The global economy is expected to continue recovering moderately in the second half of 2017. Policy uncertainties in the developed European nations and the US will reduce, which will strengthen the confidence of investors and consumers. Infrastructure investment in countries along the “Belt and Road initiative”, especially in the PRC, will grow rapidly and give a strong boost to trade and economic development. The growth rate of international trade and investment would increase substantially, while the rebound in commodity prices would drive the growth of the emerging economies. Against the backdrop of further structural reforms in the supply side in China and acceleration of the innovation-driven development strategy, there will be further positive changes to economic development. The Group made firm advances in line with “cutting overcapacity and excess inventory, deleveraging, reducing costs and strengthening areas of weakness” to improve the supply and demand balance. However, the prevailing volatilities and uncertainties of the global economy and the structural imbalance accumulated over a long period in the PRC will remain prominent. While China’s economic growth is expected to maintain a smooth and stable trend, the petrochemical industry in the PRC will continue capacity reduction and speed up transformation and upgrade as its top priority. Competition in refined oil market will become increasingly intense with the promulgation of the opinion of the State on the reform of the oil and gas system. It is anticipated that there will not be any fundamental improvement of the oversupply condition while the successive approvals of large-scale refinery and petrochemical projects such as the 40 million tons refining and petrochemical integration project in Zhoushan City, Zhejiang Province, will exacerbate the problem of excessive capacity. The increasingly stringent safety and environmental policies would also add greater pressure and challenges to the petrochemical corporations.

The global demand for petroleum is expected to improve in the second half of 2017 which may result in a decrease in petroleum inventory around the world. However, the crude oil market will still face uncertainty and several bearish factors that will restrain increases in oil prices. For instance, production volume of Libya and Nigeria may still increase, the status of increase in crude oil production of the United States, whether OPEC and non-OPEC oil producing countries would strictly adhere to the agreement to reduce output, and the possibility of another round of rate hikes in the United States which may trigger a stronger US dollar. The timing for attaining a balance between the global demand and supply of petroleum is expected to be delayed in the second half of 2017 and the average price for Brent crude oil may hover below US$55 per barrel.

In the second half of 2017, the Group will place more emphasis on enhancing development quality with the primary goal of increasing profitability. The Group will also coordinate to bring about safe and stable operations, enhancement of profitability, and future development in order to achieve its annual targets and missions.

1.	Continue to consolidate the foundation for safety and environmental protection to ensure the stable operation of equipment. The Company will actively launch the “I Perform a Diagnosis for Safety” activity to identify safety risks, eliminate hidden safety hazards and prevent accidents. Meanwhile, the Company will proactively implement the comprehensive governance project of hidden safety hazards and the environment. It will also continue to strengthen efforts in management and assessment of unscheduled suspension of operation, and the stable operation of equipment after maintenance to ensure its technical economic indicators can achieve the annual assessment target.

2.	Continue to work aggressively on optimization and further enhancement of efficiency. The Company will adhere to its “prior planning to win” principle to optimize dynamic estimation throughout the whole process, emphasize on securing crude oil resources by optimizing and adjusting crude oil procurement strategy and controlling inventory within a reasonable level. The Company will continue to optimize the constitution of refined oil products by increasing the output of gasoline while decreasing diesel output, while raising the proportion of high-grade refined oil at the same time. The Company will adequately explore ethylene and propane resources in refining and petrochemical facilities, optimize raw materials for ethylene equipment with a view to enhancing the hydrocarbon recovery rate and lowering the production cost of ethylene. Optimization will also be carried out for the production technique to raise the loading of reorganization equipment in an effort to increase the production volume of Xylene. The Company will increase its efforts in reducing costs and expenses, and expand the coverage of the related measures. The link between production and sales plan of various products, such as acrylic fibres, polyester fibre and plastic, as well as the linkage between demand and supply of materials will be improved to reduce inventory cost.

3.	Actively promote key investment projects and implement R&D projects. The Company will continue to push ahead the implementation of various projects, such as the transformation of cogeneration unit for compliance with the emission standard by Sinopec Shanghai and the No. 2 ethylene cracking burner for low nitrogen burning, and commencement of the preparation works of projects such as 300,000 tons/year alkylation plant project, the optimization of spinning procedure of Jinyang Acrylic Fibre plant, the transformation project of No. 3 and No. 4 burners for ultra clean discharge. The Company will closely monitor the progress of key R&D projects to ensure that the T300 carbon fibre equipment can achieve its production target at full capacity, while further promoting and expanding the applications of carbon fibre at the same time. The Company will focus on implementing construction of “smart plant”, accelerating the optimization of the entire refining and petrochemical integration process, and the launch of application of industrial robots, etc.

4.	Strengthen corporate management and foster a harmonious and stable environment. The Company will focus on adjusting and optimizing the organizational structure, initiate the trial run of horizontal management model of secondary units, streamline the technical units of equipment department and secondary units, and consolidate and integrate the professional services units. The Company also plans to improve the performance assessment system to continuously enhance the corporate management. The Company will continue to optimize the human resources structure and enhance the service quality of its employees. The Company will also conduct corporate stability risk assessment, formulate and implement various targeted measures in order to create a harmonious and stable environment for its production and operations as well as its reform and development.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Related Financial Data

Unit: RMB’000

Item	As at 30 June 2017	As at 31 December 2016	Change (%)	Reason for change
Cash at bank and on hand	7,955,926	5,440,623	46.23	Profit of the Reporting Period and a relatively abundant cash flow

Accounts receivable	1,776,299	1,656,580	7.23	Increases in the business volume of the trading business segment with an increase in accounts receivable

Short-term borrowings	613,421	546,432	12.26	Slight increase in credit loans

Accounts payable	5,817,181	5,082,470	14.46	Increases in the business volume of the trading business segment with an increase in accounts payable

Dividends payable	2,720,473	20,473	13,188.10	Increase in dividends declared during the Reporting Period

Unit: RMB’000

	For the six months ended 30 June		Change
Item	2017	2016	(%)	Reason for change
Revenue	43,106,950	36,993,191	16.53	Increase in the price of petrochemical products and growth in the business of the trading segment

Cost of sales	32,841,971	25,177,628	30.44	Increase in the costs of crude oil and other raw materials

Finance expenses – net	-88,839	1,983	-4,580.03	Substantial increase in the interest income during the Reporting Period

Asset impairment losses	36,142	150,004	-75.91	The amount of the provision of fixed asset impairment for the Reporting Period was relatively small

Income tax expenses	671,073	948,241	-29.23	Decrease in the profit in the Reporting Period

Net profit attributable to shareholders of the Company	2,575,479	3,096,675	-16.83	Decrease in the profit in the Reporting Period

Net cash generated from operating activities	2,358,780	4,645,024	-49.22	Decrease in profit level in the Reporting Period

Net cash generated from/(used in) investment activities	111,004	-5,941	-1,968.44	Increase in the investment returns in the Reporting Period

Net cash generated from/(used in) financing activities	54,803	-1,267,427	-104.32	Reduce in the amount of loan repayment in the Reporting Period

Research and development costs	11,323	47,144	-75.98	Full amortization of the research and development costs of carbon fibre project

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

Unit: RMB’000

By industry or product	Revenue	Cost of operations	Gross profit margin (%)		Increase/ decrease in revenue as compared to the same period of last year (%)	Increase/ decrease in cost of operations as compared to the same period of last year (%)	Increase/ decrease in gross profit margin as compared to the same period of last year
Synthetic fibres	1,062,461	1,127,830	-6.15		6.35	21.38	Decreased by 13.14 percentage points
Resins and plastics	4,811,255	3,822,509	20.55		1.35	14.01	Decreased by 8.82 percentage points
Intermediate petrochemicals	4,861,394	3,259,968	32.94		14.50	19.64	Decreased by 2.88 percentage points
Petroleum products	19,970,061	12,398,802	37.91	Note	13.88	38.97	Decreased by 11.21 percentage points
Trading of petrochemical products	11,949,099	11,866,164	0.69		32.71	32.91	Decreased by 0.15 percentage points
Others	210,628	146,611	30.39		6.18	28.89	Decreased by 12.26 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax was 9.23%.

(2)	Revenue by Geographical Location

Unit: RMB’000

		Increase/decrease in revenue as compared to the same period of last year
Geographical location	Revenue	(%)
Eastern China	35,413,813	18.26
Other regions in China	1,511,123	-22.57
Exports	6,182,014	21.30

3.2.3 Analysis of Assets and Liabilities

Unit: RMB’000

	As at 30 June 2017		As at 31 December 2016		Change of amount on 30 June 2017 as compared to 31 December
Item	Amount	% of total assets	Amount	% of total assets	2016 (%)	Major reason of the change
Inventories	7,016,933	18.81	6,159,473	18.05	13.92	Increase in the crude oil and petroleum products prices
Short-term borrowings	613,421	1.64	546,432	1.6	12.26	Decrease in loan due to decrease in capital demand
Accounts payable	5,817,181	15.59	5,082,470	14.89	14.46	Increase in the crude oil price

3.2.4 Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1 Entrusted Wealth Managements and Entrusted Loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

Unit: RMB’000

Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund- raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	30/08/2016-
		29/08/2017	1.75	No	No	No	No	No	Nil	35
	12,000	29/09/2016-
		29/09/2017	1.75	No	No	No	No	No	Nil	52
	28,000	29/11/2016-
		28/11/2017	1.75	No	No	No	No	No	Nil	203
	12,000	27/12/2016-
		26/12/2017	1.75	No	No	No	No	No	Nil	104
	12,000	22/01/2017-
		21/01/2018	1.75	No	No	No	No	No	Nil	119

Note:	The aforementioned entrusted loans are loans provided by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Group, to the shareholders in proportion to its shareholdings.

3.3.2 Application of Fund Raised

During the Reporting Period, the Company did not raise fund, nor has it used the fund raised from the previous reporting periods.

3.3.3 Analysis of the Principal Subsidiaries and the Companies in which the Company has Investment Interests

Due to the decrease in the cost of raw materials, gross profit of products increased. Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB2,359 million during the Reporting Period, profit attributable to the Group is RMB472 million, representing 18.33% of net profit attributable to equity shareholders of the holding company during the Reporting Period.

3.3.4 Projects funded by Non-fund Raising Capital

Unit: RMB’00,000,000

Major project	Total project investment	Amount of project investment in the Reporting Period	Status as at 30 June 2017
The EVA production device with a capacity of 100,000 tons/year	11.32	—	Preliminary design
Sinopec Shanghai transformation project for standard emission of cogeneration units	2.89	0.14	Construction in progress
The transformation project for low nitrogen burning of No. 2 olefin cracking furnace	1.34	0.59	Construction in progress
The airtight transformation project of the fuel yard of the Thermal Power Division	1.00	0.18	Construction in progress
The transformation project of the oil refining department for standard emission of sulfur recovery unit	0.54	0.29	Completed

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1 Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2016 Profit Distribution Plan was considered and approved at the 2016 Annual General Meeting held on 15 June 2017: to distribute a dividend of RMB2.50 per 10 shares (including tax) totalling RMB2,700,000,000 based on the total number of issued shares of 10.8 billion as at the record date for dividend payment. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 16 June 2017 and was uploaded to the websites of the Hong Kong Exchanges and Clearing Limited, the Shanghai Stock Exchange and the Company. On 6 July 2017, the Company published an announcement on the implementation of profit distribution plan for A shares for the year 2016. The record date for A shares dividend payment is 12 July 2017 and the ex-dividend date is 13 July 2017. The dividend payment date for both H shares and A public shares is 13 July 2017. The Profit Distribution Plan has been implemented as scheduled.

3.4.2 Plan for Profit Distribution or Capital Reserves Capitalisation during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 22 August 2017, the Audit Committee of the Ninth Session of the Board held its first meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual.

Deviation: Mr. Wang Zhiqing was appointed as the Chairman and the President (equivalent to chief executive) of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the operations and management of petrochemicals enterprise. Mr. Wang is the most suitable candidate to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wang to serve either of the above positions.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and supervisors of the Company. After making specific enquiries with all of the Directors and supervisors of the Company and having obtained written confirmations from each Director and supervisor, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and supervisors of the Company during the Reporting Period was noted by the Company.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

4.6	Event after the Reporting Period

At the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai”, “Resolution in respect of adjustment to the exercise price of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the first exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. A total of 2,410,000 A shares share options held by 15 participants shall lapse due to their resignation and other reasons. A total of 2,733,000 A shares share options held by 27 participants shall lapse after adjustment due to job transfer and other reasons.

A total of 5,143,000 A shares share options shall lapse after adjustment. The total number of outstanding A shares share options after adjustment is 33,617,000. For the first exercisable period, a total of 14,212,500 A shares share options granted is exercisable.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under CAS

CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

ASSETS	30 JUNE 2017 (UNAUDITED) Consolidated	31 DECEMBER 2016 Consolidated	30 JUNE 2017 (UNAUDITED) Company	31 DECEMBER 2016 Company
Current assets
Cash at bank and on hand	7,955,926	5,440,623	6,561,956	4,421,143
Notes receivable	1,082,328	1,267,920	836,997	1,097,011
Accounts receivable	1,776,299	1,656,580	891,743	1,211,039
Advances to suppliers	77,501	29,340	40,651	21,409
Interests receivable	42,932	11,596	38,002	11,553
Other receivables	64,923	56,545	46,692	36,345
Inventories	7,016,933	6,159,473	6,240,795	5,374,425
Other current assets	245,340	253,804	156,047	157,771

Total current assets	18,262,182	14,875,881	14,812,883	12,330,696

Non-current assets
Long-term equity investments	3,938,956	3,838,794	5,090,416	4,972,861
Investment properties	390,537	380,429	421,649	413,943
Fixed assets	12,818,399	13,502,370	12,560,600	13,219,994
Construction in progress	959,490	717,672	958,211	717,294
Intangible assets	397,410	406,116	329,718	335,877
Long-term prepaid expenses	434,147	299,340	423,049	287,578
Deferred tax assets	100,543	103,091	93,870	99,057

Total non-current assets	19,039,482	19,247,812	19,877,513	20,046,604

Total assets	37,301,664	34,123,693	34,690,396	32,377,300

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2017 (continued)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 JUNE 2017 (UNAUDITED) Consolidated	31 DECEMBER 2016 Consolidated	30 JUNE 2017 (UNAUDITED) Company	31 DECEMBER 2016 Company
Current liabilities
Short-term borrowings	613,421	546,432	614,000	632,000
Notes payable	88,000	5,000	55,000	—
Accounts payable	5,817,181	5,082,470	3,833,950	3,729,702
Advances from customers	428,809	476,806	309,728	447,647
Employee benefits payable	106,256	37,634	97,542	30,989
Taxes payable	1,567,478	2,158,427	1,539,669	2,106,163
Interest payable	1,300	465	423	470
Dividends payable	2,720,473	20,473	2,720,473	20,473
Other payables	876,343	614,668	831,294	608,660

Total current liabilities	12,219,261	8,942,375	10,002,079	7,576,104

Non-current liabilities
Deferred income	145,000	150,000	145,000	150,000

Total liabilities	12,364,261	9,092,375	10,147,079	7,726,104

Shareholders’ equity Share capital	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	542,730	534,628	542,730	534,628
Other comprehensive income	17,661	18,213	17,661	18,213
Specific reserve	22,361	346	20,726	—
Surplus reserve	5,100,401	5,100,401	5,100,401	5,100,401
Undistributed profits	8,171,939	8,296,460	8,061,799	8,197,954

Total equity attributable to equity shareholders of the Company	24,655,092	24,750,048	24,543,317	24,651,196

Non-controlling interests	282,311	281,270	—	—

Total shareholders’ equity	24,937,403	25,031,318	24,543,317	24,651,196

Total liabilities and shareholders’ equity	37,301,664	34,123,693	34,690,396	32,377,300

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2017 (UNAUDITED) Consolidated	2016 (UNAUDITED) Consolidated	2017 (UNAUDITED) Company	2016 (UNAUDITED) Company
Revenue	43,106,950	36,993,191	30,538,444	27,195,559
Less: Cost of sales	32,841,971	25,177,628	20,387,572	15,516,828
Taxes and surcharges	6,005,273	6,186,162	5,995,639	6,183,034
Selling and distribution expenses	222,774	235,672	174,200	184,934
General and administrative expenses	1,413,059	1,544,793	1,344,941	1,468,342
Financial expenses - net	(88,839)	1,983	(92,022)	5,359
Asset impairment losses	36,142	150,004	50,182	139,940
Add: Investment income	560,068	376,745	539,227	397,411
Including: Share of profit of associates and joint ventures	560,068	376,745	539,227	397,411
Operating profit	3,236,638	4,073,694	3,217,159	4,094,533

Add: Non-operating income	35,117	17,364	30,336	15,993
Including: Profits on disposal of non-current assets	2,154	2,548	1,780	1,894
Less: Non-operating expenses	20,529	41,054	20,015	40,927
Including: Losses on disposal of non-current assets	7,284	26,525	7,136	26,398
Total profit	3,251,226	4,050,004	3,227,480	4,069,599

Less: Income tax expenses	671,073	948,241	663,635	935,490

Net profit	2,580,153	3,101,763	2,563,845	3,134,109

Attributable to shareholders of the Company	2,575,479	3,096,675	—	—
Non-controlling interests	4,674	5,088	—	—

Other comprehensive income	(552)	—	(552)	—

Total comprehensive income	2,579,601	3,101,763	2,563,293	3,134,109
Attributable to shareholders of the Company	2,574,927	3,096,675	—	—
Non-controlling interests	4,674	5,088	—	—

Earnings per share
Basic earnings per share (RMB)	0.238	0.287	—	—
Diluted earnings per share (RMB)	0.238	0.287	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2017 (UNAUDITED) Consolidated	2016 (UNAUDITED) Consolidated	2017 (UNAUDITED) Company	2016 (UNAUDITED) Company
Cash flows from operating activities
Cash received from sale of goods or rendering of services	48,049,792	40,959,820	35,114,634	30,642,588
Refund of taxes and surcharges	30,724	19,829	—	—
Cash received relating to other operating activities	27,963	9,662	23,555	9,099

Sub-total of cash inflows	48,108,479	40,989,311	35,138,189	30,651,687

Cash paid for goods and services	(35,324,087)	(26,427,676)	(22,687,660)	(16,365,281)
Cash paid to and on behalf of employees	(1,139,673)	(1,191,300)	(1,057,237)	(1,108,144)
Payments of taxes and surcharges	(9,066,272)	(8,467,073)	(9,020,705)	(8,415,782)
Cash paid relating to other operating activities	(219,667)	(258,238)	(280,974)	(562,958)

Sub-total of cash outflows	(45,749,699)	(36,344,287)	(33,046,576)	(26,452,165)

Net cash flows generated from operating activities	2,358,780	4,645,024	2,091,613	4,199,522

Cash flows from investing activities
Cash received from entrusted lendings	24,000	42,000	—	—
Cash received from returns on investments	459,354	200,595	421,120	178,200
Net cash received from disposal of fixed assets	791	—	381	—
Cash received relating to other investing activities	583,599	42,435	575,011	27,952

Sub-total of cash inflows	1,067,744	285,030	996,512	206,152

Cash paid to acquire fixed assets and other long-term assets	(444,740)	(265,241)	(421,500)	(264,844)
Net cash paid in disposal of fixed assets	—	(1,730)	—	(2,407)
Investment in an associate	(12,000)	(24,000)	—	—
Cash paid relating to other investing activities	(500,000)	—	(500,000)	—

Sub-total of cash outflows	(956,740)	(290,971)	(921,500)	(267,251)

Net cash flows used in/(generated from) investing activities	111,004	(5,941)	75,012	(61,099)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017 (continued)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2017 (UNAUDITED) Consolidated	2016 (UNAUDITED) Consolidated	2017 (UNAUDITED) Company	2016 (UNAUDITED) Company
Cash flows from financing activities
Cash received from borrowings	101,647	1,864,657	18,000	2,276,000

Sub-total of cash inflows	101,647	1,864,657	18,000	2,276,000

Cash repayments of borrowings	(34,658)	(3,075,000)	(36,000)	(3,443,000)
Cash paid for distribution of dividends or profits and interest expenses	(12,186)	(57,084)	(7,812)	(31,806)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries	(3,633)	(25,508)	—	—
Sub-total of cash outflows	(46,844)	(3,132,084)	(43,812)	(3,474,806)

Net cash flows used in/(generated from) financing activities	54,803	(1,267,427)	(25,812)	(1,198,806)

Effect of foreign exchange rate changes on cash and cash equivalents	(9,284)	2,220	—	—

Net increase in cash and cash equivalents	2,515,303	3,373,876	2,140,813	2,939,617

Add: Cash and cash equivalents at the beginning of the period	5,440,623	1,077,430	4,421,143	942,264

Cash and cash equivalents at the end of the period	7,955,926	4,451,306	6,561,956	3,881,881

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company
Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Non-controlling interests	Total shareholders’ equity
Balance at 1 January 2016	10,800,000	516,624	—	953	4,493,260	4,028,025	297,038	20,135,900

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,096,675	5,088	3,101,763
Employees share option scheme	—	11,350	—	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(1,080,000)	(25,508)	(1,105,508)
Specific reserve
Accrued	—	—	—	53,343	—	—	—	53,343
Utilised	—	—	—	(13,902)	—	—	—	(13,902)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	—	40,394	4,493,260	6,044,700	276,618	22,182,946

Balance at 1 January 2017	10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,575,479	4,674	2,580,153
Other comprehensive loss	—	—	(552)	—	—	—	—	(552)
Employees share option scheme	—	8,102	—	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(2,700,000)	(3,633)	(2,703,633)
Specific reserve
Accrued	—	—	—	46,320	—	—	—	46,320
Utilised	—	—	—	(24,305)	—	—	—	(24,305)

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	22,361	5,100,401	8,171,939	282,311	24,937,403

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2016	10,800,000	516,624	—	—	4,493,260	3,813,684	19,623,568

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,134,109	3,134,109
Employees share option scheme	—	11,350	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(1,080,000)	(1,080,000)
Specific reserve
Accrued	—	—	—	50,340	—	—	50,340
Utilised	—	—	—	(12,974)	—	—	(12,974)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	—	37,366	4,493,260	5,867,793	21,726,393

Balance at 1 January 2017	10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196

Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,563,845	2,563,845
Other comprehensive loss	—	—	(552)	—	—	—	(552)
Employees share option scheme	—	8,102	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(2,700,000)	(2,700,000)
Specific reserve
Accrued	—	—	—	44,220	—	—	44,220
Utilised	—	—	—	(23,494)	—	—	(23,494)

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	20,726	5,100,401	8,061,799	24,543,317

5.2	Interim financial statements prepared under IFRS (Unaudited)

This interim financial information for the six-month period ended 30 June 2017 is unaudited, but has been reviewed by PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to the shareholders.

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

(Prepared under IFRS)

	Unaudited
	Six-month period ended 30 June
	2017	2016
	RMB’000	RMB’000
Revenue	43,081,380	36,968,510
Sales taxes and surcharges	(6,005,273)	(6,186,162)

Net sales	37,076,107	30,782,348
Cost of sales	(34,265,969)	(26,814,760)

Gross profit	2,810,138	3,967,588

Selling and administrative expenses	(237,647)	(254,238)
Other operating income	53,533	34,497
Other operating expenses	(7,326)	(8,909)
Other losses-net	(5,454)	(25,696)

Operating profit	2,613,244	3,713,242

Finance income	119,203	41,500
Finance expenses	(23,269)	(34,549)
Share of profit of investments accounted for using the equity method	565,068	381,745

Profit before income tax	3,274,246	4,101,938
Income tax expense	(671,073)	(948,241)

Profit for the period	2,603,173	3,153,697

Profit attributable to:
– Owners of the Company	2,598,499	3,148,609
– Non-controlling interests	4,674	5,088

	2,603,173	3,153,697

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic earnings per share	RMB 0.241	RMB 0.292

Diluted earnings per share	RMB 0.240	RMB 0.291

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Prepared under IFRS)

	Unaudited
	Six-month period ended 30 June
	2017	2016
	RMB’000	RMB’000
Profit for the period	2,603,173	3,153,697
Other comprehensive losses for the period-net of tax	(552)	—

Total comprehensive income for the period	2,602,621	3,153,697

Profit attributable to:
– Owners of the Company	2,597,947	3,148,609
– Non-controlling interests	4,674	5,088

Total comprehensive income for the period	2,602,621	3,153,697

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared under IFRS)

As at 30 June 2017

	Unaudited 30 June 2017	Audited 31 December 2016
	RMB’000	RMB’000
Assets

Non-current assets
Lease prepayment and other assets	831,557	705,456
Property, plant and equipment	12,791,321	13,474,287
Deferred income tax assets	100,543	103,091
Investment properties	390,537	380,429
Construction in progress	959,490	717,672
Investments accounted for using the equity method	3,793,956	3,688,794

	18,867,404	19,069,729

Current assets
Inventories	7,016,933	6,159,473
Trade receivables	603,800	414,944
Bills receivable	1,052,398	1,238,620
Other receivables	213,690	165,798
Prepayments	139,340	165,804
Amounts due from related parties	1,280,095	1,290,619
Cash and cash equivalents	7,955,926	5,440,623

	18,262,182	14,875,881

Total assets	37,129,586	33,945,610

Equity

Equity attributable to owners of the Company
Share capital	10,800,000	10,800,000
Reserves	13,828,014	13,921,965

	24,628,014	24,721,965
Non-controlling interests	282,311	281,270

Total equity	24,910,325	25,003,235

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(Prepared under IFRS)

As at 30 June 2016

	Unaudited 30 June 2017 RMB’000	Audited 31 December 2016 RMB’000
Liabilities

Current liabilities
Borrowings	613,421	546,432
Trade payables	2,276,634	2,123,904
Advance from customers	424,270	462,992
Bills payable	88,000	5,000
Other payables	3,732,398	2,139,378
Amounts due to related parties	4,960,990	3,044,304
Income tax payable	123,548	620,365

	12,219,261	8,942,375

Total liabilities	12,219,261	8,942,375

Total equity and liabilities	37,129,586	33,945,610

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2016 as described in those annual financial statements.

(a)	New and amended standards adopted by the Group

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2017. None of them have a material impact on the Group.

•	Amendments to IAS 7, ‘ Statement of cash flows’

•	Amendments to IAS 12, ‘Income taxes’

•	Amendment to IFRS 12, ‘Disclosure of interest in other entities’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on the Group.

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017 and have not been applied in preparing this condensed consolidated interim financial information. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred losses model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

1.	Accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue-Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018.

As at 30 June 2017, no significant impact was identified and Management is still assessing the effects of applying the new standard on the Group’s financial statements. The Group does not intend to adopt the standard before its effective date and will make more detailed assessments of the impact.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 20. Most of the commitments are covered by the exception for short-term and low value leases under new IFRS 16 standard. The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year. At this stage, the Group does not intend to adopt the standard before its effective date.

2.	Segment information

The basis of segmentation and the basis of measurement of segment profit or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2016.

	Six-month period ended
		2017			2016
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000
Synthetic fibres	1,062,461	—	1,062,461	999,011	—	999,011
Resins and plastics	4,842,058	(30,803)	4,811,255	4,787,639	(40,622)	4,747,017
Intermediate petrochemicals	9,593,171	(4,731,777)	4,861,394	8,939,032	(4,693,316)	4,245,716
Petroleum products	22,729,508	(2,759,447)	19,970,061	19,059,944	(1,524,150)	17,535,794
Trading of petrochemical products	12,507,380	(558,281)	11,949,099	9,710,137	(706,127)	9,004,010
All others segments	933,194	(506,084)	427,110	701,252	(264,290)	436,962

Total	51,667,772	(8,586,392)	43,081,380	44,197,015	(7,228,505)	36,968,510

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Profit from operations
Synthetic fibres	(241,435)	(228,822)
Resins and plastics	484,332	712,019
Intermediate petrochemicals	748,810	761,914
Petroleum products	1,622,166	2,457,322
Trading of petrochemical products	34,848	26,765
Others	(35,477)	(15,956)

Total consolidated profit from operations	2,613,244	3,713,242

Net finance income	95,934	6,951
Share of profit of investments accounted for using the equity method	565,068	381,745

Profit before taxation	3,274,246	4,101,938

2.	Segment information (continued)

	As at 30 June 2017 Total assets RMB’000	As at 31 December 2016 Total assets RMB’000
Allocated assets
Synthetic fibres	1,167,016	1,405,804
Resins and plastics	2,084,541	1,821,576
Intermediate petrochemicals	4,346,718	4,441,418
Petroleum products	14,197,602	13,426,863
Trading of petrochemical products	2,331,997	1,186,590
Others	2,412,343	2,323,376

Allocated assets	26,540,217	24,605,627

Unallocated assets
Investments accounted for using the equity method	3,793,956	3,688,794
Cash and cash equivalents	6,561,956	5,440,623
Deferred tax assets	100,543	103,091
Others	132,914	107,475

Unallocated assets	10,589,369	9,339,983

Total assets	37,129,586	33,945,610

	As at 30 June 2017 Total liabilities RMB’000	As at 31 December 2016 Total liabilities RMB’000
Allocated liabilities
Synthetic fibres	340,076	344,287
Resins and plastics	1,032,747	1,118,166
Intermediate petrochemicals	1,063,304	1,126,031
Petroleum products	4,488,617	4,323,580
Trading of petrochemical products	2,030,650	1,407,484
Others	63,867	76,395

Allocated liabilities	9,019,261	8,395,943

Unallocated liabilities
Borrowings	500,000	546,432
Others	2,700,000	—

	3,200,000	546,432

Total liabilities	12,219,261	8,942,375

3.	Profit before income tax

(a)	Finance income – net

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Interest income	114,935	39,989
Net foreign exchange gain	4,268	1,511

Finance income	119,203	41,500

Interest on bank and other borrowings	(23,269)	(34,549)

Finance expenses	(23,269)	(34,549)

Finance income-net	95,934	6,951

(b)	Other losses – net

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Net losses on disposal of property, plant and equipment	(5,130)	(23,977)
Others	(324)	(1,719)

	(5,454)	(25,696)

3.	Profit before income tax (continued)

(c)	Operating items

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Amortisation of lease prepayments	(8,706)	(8,706)
Depreciation	(804,729)	(820,141)
Research and development costs	(11,323)	(47,144)
Write-down of inventories-net	(17,243)	(37,944)
Impairment of property, plant and equipment	(18,874)	(112,063)
Net loss on disposal of property, plant and equipment	(5,130)	(23,977)

During the six-month period ended 30 June 2017, as a result of upgrade of environment protection facilities, the Company made impairment provisions of RMB18,874 thousands to reduce the carrying amounts of Smoke Processing Facility to their estimated net realizable values as these items were going to be disposed of in near future (six-month period ended 30 June 2016: RMB112,063 thousands).

4.	Income tax expense

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Provision for PRC income tax for the period	(668,525)	(964,869)
Deferred taxation	(2,548)	16,628

	(671,073)	(948,241)

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2016: 25%) on the estimated taxable income of the six-month period ended 30 June 2017 determined in accordance with relevant income tax rules and regulations.

5.	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2017 of RMB2,598,499 thousands (six-month period ended 30 June 2016: profit of RMB3,148,609 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2016: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six-month period ended 30 June 2017) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six-month period ended 30 June 2017 and the six-month period ended 30 June 2016 was shown as:

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Earnings
Profit attributable to owners of the Company	2,598,499	3,148,609

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	11,923	6,961

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,811,923	10,806,961

Diluted earnings per share (RMB per share)	0.240	0.291

6.	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2017, a total dividend of RMB 2,700,000 thousands was declared for the year ended 31 December 2016 and subsequently paid in July 2017. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2017.

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2016, a total dividend of RMB 1,080,000 thousands was declared for the year ended 31 December 2015 and subsequently paid in July 2016. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2016.

7.	Trade and other receivables

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Trade receivables	603,828	414,962
Less: allowance for doubtful debts	(28)	(18)

	603,800	414,944

Bills receivable	1,052,398	1,238,620
Amounts due from related parties (Note19(c))	1,280,095	1,290,619

	2,936,293	2,944,183

Other receivables (i)	213,690	165,798

	3,149,983	3,109,981

(i)	As at 30 June 2017, entrusted lendings of RMB76,000 thousands included in other receivables was made by the Group at interest rates of 1.75% per annum, which will be due within twelve months from 30 June 2017 (31 December 2016: RMB88,000 thousands at interest rates of 1.75% per annum).

As at 30 June 2017, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2016: nil).

7.	Trade and other receivables (continued)

(i)	(continued)

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Within one year	2,936,262	2,944,162
Above one year	31	21

	2,936,293	2,944,183

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2017, no trade receivables or bills receivable was pledged as collateral (31 December 2016: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit term is generally only available for major customers with well-established trading records.

8.	Borrowings

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Short term loans
– Short term bank loans	613,421	546,432

As at 30 June 2017, no borrowings were secured by property, plant and equipment (31 December 2016: nil).

8.	Borrowings (continued)

The Group has the following undrawn facilities:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Expiring within one year	20,323,983	1,704,966
Expiring beyond one year	1,500,000	21,959,224

	21,823,983	23,664,190

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

9.	Trade and other payables

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Trade payables	2,276,634	2,123,904
Bills payable	88,000	5,000
Amounts due to related parties (Note 19(c))	4,960,990	3,044,304

	7,325,624	5,173,208

Staff salaries and welfares payable	106,256	37,634
Taxes payable (exclude income tax payable)	1,443,930	1,538,062
Interest payable	1,300	465
Dividends payable	1,355,473	20,473
Construction and maintenance payable	502,723	191,043
Other liabilities	322,716	351,701

	3,732,398	2,139,378

	11,058,022	7,312,586

9.	Trade and other payables (continued)

As at 30 June 2017 and 31 December 2016, all trade and other payables of the Group were non-interest bearing, and their fair value, which are not financial liabilities, approximated their carrying amounts due to their short maturities.

As at 30 June 2017, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB1,365,000 thousands (31 December 2016: Nil).

As at 30 June 2017 and 31 December 2016, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Within one year	5,929,970	5,151,868
Between one and two years	18,010	7,373
Over two years	12,644	13,967

	5,960,624	5,173,208

10.	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC starting from the exercisable date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

10.	Reserves (continued)

(a)	Share option reserve (continued)

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 30 June 2017, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

The share options outstanding as at 30 June 2017 have the following vesting dates and exercise prices:

Exercisable date	Exercise price (per share in RMB)	Outstanding shares
6 January 2017	3.85	15,504,000
6 January 2018	3.85	10,888,000
6 January 2019	3.85	10,888,000

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

10.	Reserves (continued)

(a)	Share option reserve (continued)

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB 4.51
Exercise price	RMB 4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

As at 30 June 2017, no share option had been exercised yet.

Share option expenses of RMB8,102 thousands have been recognised in the interim condensed consolidated income statement for the six-month period ended 30 June 2017 (six-month period ended 30 June 2016: 11,350 thousands).

(b)	For the six-month period ended 30 June 2017, the Group transferred RMB22,015 thousands (six-month period ended 30 June 2016: RMB39,441 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2017 and six-month period ended 30 June 2016, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is reviewed by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Equity (Consolidated)
	Six months ended 30 June		30 June	31 December
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)
Under CAS	2,580,153	3,101,763	24,937,403	25,031,318
Adjustments under IFRS-Government grants (a)	1,005	12,493	(27,078)	(28,083)
Safety production costs (b)	22,015	39,441	—	—

Under IFRS	2,603,173	3,153,697	24,910,325	25,003,235

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing Chairman

Shanghai, the PRC, 23 August 2017